SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29191; File No. 812-13694]

MCG Capital Corporation; Notice of Application

March 25, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 23(c)(3) of the Investment Company

Act of 1940 (the "Act") for an exemption from section 23(c) of the Act.

Summary of the Application: MCG Capital Corporation (the "Applicant"), requests an order to

amend a prior order (the "Prior Order") [1] that permits the Applicant to issue restricted shares of

its common stock ("Restricted Stock") to Applicant's employees and non-employee directors

("Participants") pursuant to the MCG Capital Corporation 2006 Employee Restricted Stock Plan

and the MCG Capital Corporation 2006 Non-Employee Director Restricted Stock Plan (together,

the "Plans"). [2] Applicant seeks to amend the Prior Order in order to engage in certain

transactions, provided for in the MCG Capital Corporation Second Amended and Restated 2006

Employee Restricted Stock Plan and the MCG Capital Corporation Second Amended and

Restated Non-Employee Director Restricted Stock Plan (together, the "Amended Plans") that

may constitute purchases by the Applicant of its own securities within the meaning of section

23(c) of the Act.

Filing Dates: The application was filed on September 4, 2009 and amended on January 19, 2010

and March 16, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

---

[1] MCG Capital Corporation, Investment Company Act Release Nos. 27258 (Mar. 8, 2006) (notice) and 27280 (Apr. 4, 2006) (order).

[2] The Plans were each amended and restated on April 23, 2008.

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicant with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on April 19, 2010, and

should be accompanied by proof of service on applicant, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicant, c/o Steven F. Tunney, President and Chief Executive

Officer, MCG Capital Corporation, 1100 Wilson Boulevard, Suite 3000, Arlington, Virginia

22209.

For Further Information Contact: Barbara T. Heussler, Senior Counsel, at (202) 551-6990, or

Jennifer L. Sawin, Branch Chief, at (202) 551-6821, (Division of Investment Management,

Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicant's Representations:

     1.   The Applicant is an internally managed, non-diversified, closed-end management

investment company that has elected to be regulated as a business development company

("BDC") under the Act. The Plans authorize the Applicant to issue Restricted Stock to the

Participants in accordance with the terms and conditions of the Prior Order. The Applicant seeks to amend the Prior Order to permit the Applicant to withhold shares of the Applicant's common stock or purchase shares of the Applicant's common stock from the Participants to satisfy tax withholding obligations related to the vesting of Restricted Stock that were or will be granted pursuant to the Plans or the Amended Plans. The Applicant will continue to comply with all of the terms and conditions of the Prior Order.

2. The Plans and the Amended Plans authorize the Applicant to issue shares of Restricted Stock; at the time of issuance these shares are subject to certain forfeiture restrictions. On the date that any Restricted Stock vests, such vested shares of the Restricted Stock are released to the Participant and are available for sale or transfer. For Participants who are employees, the value of the vested shares is deemed to be wage compensation for the employee. Applicant states that any compensation income recognized by an employee is generally subject to federal withholding for income and employment tax purposes.[3] The Amended Plans provide that each Participant must satisfy all applicable federal, state, and local or other income and employment tax withholding obligations before the Applicant will deliver stock certificates or otherwise recognize ownership of common stock under an award.

3. The Amended Plans will be subject to approval by the Applicant's board of directors as well as the required majority of the Applicant's directors within the meaning of section 57(o) of the Act. The Amended Plans explicitly permit the Applicant to withhold shares of the Applicant's common stock or purchase shares of the Applicant's common stock from the Participants to satisfy tax withholding obligations related to the vesting of Restricted Stock.[4]

---

[3] During the restricted period (i.e., prior to the lapse of applicable forfeiture restrictions), the Restricted Stock generally may not be sold, transferred, pledged, hypothecated, margined, or otherwise encumbered by a Participant.

[4] The Amended Plans provide that shares withheld from an award to satisfy tax withholding obligations are not returned to the plan reserve, but are counted against the number of shares available under the relevant plan.

Applicant's Legal Analysis:

1.   Section 23(c) of the Act, which is made applicable to BDCs by section 63 of the Act, generally prohibits a BDC from purchasing any securities of which it is the issuer except in the open market, pursuant to tender offers or under other circumstances as the Commission may permit to ensure that the purchase is made on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased. Applicant states that the withholding of the Applicant's common stock or purchase of shares of Applicant's common stock to satisfy tax withholding obligations related to the vesting of Restricted Stock might be deemed to be purchases by the Applicant of its own securities within the meaning of section 23(c), and that section 23(c) of the Act may therefore prohibit these transactions.

2.   Section 23(c)(3) of the Act permits a BDC to purchase securities of which it is the issuer "under such . . . circumstances as the Commission may permit by . . . orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased." Applicant believes that the requested relief meets the standards of section 23(c)(3) of the Act.

3.   The Applicant states that any such purchases will be made in a manner that does not unfairly discriminate against the Applicant's other stockholders because any shares that the Participants deliver to the Applicant to satisfy tax withholding obligations will be valued at the closing sales price of Applicant's shares of common stock on the NASDAQ Global Select Market (or any other such exchange on which its shares of common stock may be traded in the future) as of the date of the transaction. Applicant further states that no transaction will be conducted pursuant to the requested order on days when there are no reported market

transactions involving the Applicant's shares. Applicant submits that because all of the transactions between the Applicant and the Participants with respect to the Amended Plans will take place at the public market price for the Applicant's common stock, these transactions will not be significantly different than could be achieved by any stockholder selling in a market transaction.

4. Applicant submits that the withholding provisions in the Amended Plans do not raise concerns about preferential treatment of the Applicant's insiders because the Amended Plans are a bona fide compensation plan of the type that is common among corporations generally. Further, the vesting schedule is determined at the time of the initial grant of the Restricted Stock. Applicant represents that that the transactions may be made only as permitted by the Amended Plans. The Applicant believes that its request for the order is consistent with the policies underlying the provisions of the Act permitting the use of equity compensation as well as prior exemptive relief granted by the Commission for relief under section 23(c) of the Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary